SARD VERBINNEN & CO                                                         NEWS

FOR IMMEDIATE RELEASE


CONTACT FOR COMMUNITY HEALTH SYSTEMS:              CONTACT FOR FORSTMANN LITTLE:
Merilyn Herbert                                    George Sard/Anna Cordasco
Director of Investor Relations                     Sard Verbinnen & Co
615/373-9600                                       212/687-8080


     FORSTMANN LITTLE TO ACQUIRE COMMUNITY HEALTH SYSTEMS, LEADING PROVIDER OF HEALTHCARE SERVICES IN NON-URBAN AREAS, FOR $1.37 BILLION

        ----------------------------------------------------------------

     NEW YORK AND NASHVILLE, TN, JUNE 10, 1996 -- Forstmann Little & Co. and Community Health Systems, Inc. (NYSE: CYH), a leading provider of healthcare services in non-urban areas, today announced they have signed a definitive agreement for Forstmann Little to acquire all of the outstanding shares of Community Health Systems for $52 per share in cash. The total value of the transaction is approximately $1.37 billion, including assumed and refinanced debt.

     Forstmann Little will invest $1 billion of its own capital and Chase Manhattan Corp. has agreed to provide $900 million of bank financing. After all shares are purchased and debt refinanced, this conservative capital structure will provide over $500 million to Community Health Systems to fund internal growth and the acquisition of additional hospitals. The Company now owns or operates 38 hospitals in 18 states, primarily in the Southeast and Southwest. The transaction, which is not subject to financing or antitrust clearance, is expected to be completed in mid-July.

     A Forstmann Little entity will commence tomorrow a tender offer for all shares of Community Health Systems. Community Health Systems will simultaneously commence a tender offer for its $100 million of outstanding 10 1/4% senior subordinated debentures due November 30, 2003.

     Community Health Systems will continue to be run by its current management team, headed by Chairman Richard E. Ragsdale and President and Chief Executive Officer E. Thomas Chancy. No changes in operations are expected.

     "Community Health Systems has all the characteristics we look for in an acquisition -- leading market position, significant growth potential and a great management team," said senior partner Theodore J. Forstmann. "Dick Ragsdale and Tom Chaney founded the company in 1985 with a wise business model. Virtually all of their hospitals are located in communities where the company operates the only hospital in town, or one of two. They have built a superb company that provides high-quality healthcare services to their chosen communities and improves people's lives. We look forward to being partners with these outstanding entrepreneurs and helping them accelerate the company's already outstanding growth."


         Sard Verbinnen & Co., Inc. 630 Third Avenue New York, NY 10017
                        Tel 212 687 8080 Fax 212 687 8344

     "Forstmann Little has an exceptional track record of enabling companies to achieve their growth potential," said Ragsdale. "They share our commitment to developing high-quality healthcare delivery systems centered around non-urban hospitals. We are extremely fortunate to be joining them as partners."

     "Forstmann Little and its unique capital structure will be invaluable to us as we pursue our strategy of selective hospital acquisitions coupled with market share expansion in our existing communities," said Chaney. "Our solid base of loyal physicians has been a cornerstone of our company, and we expect to be able to enhance that base. Furthermore, we will now have even more ability to be the provider of choice in our markets, improve physical facilities and expand delivery of a full range of inpatient services as well as state-of-the-art outpatient, diagnostic and home health services."

     The transaction was approved unanimously yesterday by the Board of Directors of Community Health Systems, based on the recommendation of a Special Committee of independent directors. Merrill Lynch served as financial adviser and provided a fairness opinion to the Special Committee.

     Community Health Systems, Inc. owns and operates full-service, acute care hospitals in non-urban communities. The hospitals serve as the nucleus for healthcare delivery in their communities by offering easy access to a full range of medical services, excellent care and competitive pricing. Community Health Systems employs over 7,900 healthcare professionals and support personnel. The Company currently has approximately 19.7 million shares of common stock outstanding.

     Founded in 1978, Forstmann Little is a private investment firm that has invested over $12 billion in 20 acquisitions, including General Instrument, Ziff-Davis Publishing and Gulfstream Aerospace. The firm currently has approximately $2.3 billion in committed capital for future investments.


                                       ###